[LETTERHEAD OF DECHERT LLP]

January 19, 2011

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II

(File Nos. 333-138490, 811-21977)

Dear Mr. O’Connor:

Thank you for your comments regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares S&P® Bank Loan Portfolio (the “Fund”), a series of PowerShares Exchange-Traded Fund Trust II (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2010.  Below, we describe the changes that will be made to the Registration Statement in response to the Staff’s comments and provide the information that you requested.  The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes will be reflected in a Post-Effective Amendment to the Trust’s Registration Statement, which will be filed on EDGAR.  Terms used but not defined herein have the meaning ascribed to them in the Prospectus.

Comment 1.          In your letter responding to the following comments, please include the customary “Tandy” representations.

Response 1: The “Tandy” representations are set forth at the end of this letter.

Prospectus Comments

Comment 2.          In the “Summary Information” section, please remove the disclosure regarding the Fund’s policy to invest 25% or more of the value of its total assets in securities of issuers in an industry or group of industries to the extent that the Underlying Index concentrates in an industry or group of industries, as this disclosure is neither permitted nor required by Item 4 of Form N-1A.

Response 2:  We respectfully acknowledge your comment; however, we believe that the disclosure is required pursuant to Item 4(a) of Form N-1A, which requires the Fund to summarize any policy to concentrate in securities of issuers in a particular industry or group of industries.

Comment 3.          Please note that the disclosure noting that the Fund is not insured by the FDIC in “Summary Information—Principal Risks of the Fund” is repeated on the cover page of the Prospectus.  Please consider deleting this disclosure.

Response 3: We respectfully acknowledge your comment; however, we believe that the referenced disclosure contains important information for shareholders and should remain in the “Summary Information” section of the Prospectus and on the cover page.

Comment 4.          In the section titled “Purchase and Sale of Fund Shares,” please revise the disclosure to match the language in Item 6(c)(i) of Form N-1A.

Response 4: The Prospectus will be revised accordingly.

Comment 5.          Please delete the last two sentences of the section titled “Tax Information.”

Response 5: The Prospectus will be revised accordingly.

Comment 6.          Please remove the last sentence of the disclosure included in the section “Additional Information About the Fund’s Strategies and Risks—Principal Risks of Investing in the Fund—Non-Correlation Risk,” or please clarify whether the Fund will use futures or other derivatives and, if so, please provide corresponding strategy and risk disclosure.  Please be aware of the Commission’s comment letter to the Investment Company Institute, dated July 30, 2010, regarding disclosure of investments in derivatives.

Response 6: The Fund does not currently intend to invest in derivatives and, therefore, all references to the use of derivatives by the Fund in the Prospectus will be deleted.

Comment 7.          With respect to securities lending, please confirm that the Adviser will not receive income from securities lending activities, and that the Adviser receives no additional fees in connection with its reinvestment of securities lending collateral on behalf of the Fund.  Please also ensure that disclosure regarding securities lending by the Fund complies with applicable Commission guidance.

Response 7:  The Fund does not currently intend to engage in securities lending and, therefore, all references to securities lending will be deleted.

Comment 8.          To the extent that the Fund is not able to rely on the Section 12(d)(1) exemptive relief that the Trust has obtained, please remove the disclosure under “Other Information” relating to this relief.

Response 8: The Prospectus will be revised accordingly.

SAI Comments

Comment 9.          Please revise the section “Management—Experience, Qualifications and Attributes” to briefly discuss, for each trustee, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a trustee for the Funds, in light of the Funds’ business and structure, per Item 17(b)(10) of Form N-1A.  The current disclosure is a description of each Trustee’s employment history and should be revised to state the basis for the conclusion that the person should serve as a trustee for the Funds.

Response 9:          This disclosure will be revised.

Supplemental Comments

Comment 10.        Please explain why the Fund expects to invest in closed-end funds.

Response 10: The Fund may invest in closed-end funds in order to gain additional exposure to bank loans in a highly liquid investment.

Comment 11.        Please explain what provision of the Investment Company Act of 1940, as amended (“1940 Act”), the Fund intends to rely on in order to invest in closed-end funds.

Response 11: The Fund presently intends to invest in closed-end funds in reliance on Section 12(d)(1)(F) of the 1940 Act; however, the Fund may at any time invest in closed-end funds within the limitations of Sections 12(d)(1)(A) and (C) of the 1940 Act in compliance with those provisions.

Comment 12.        Please confirm that you expect the arbitrage process to work as described in the Trust’s exemptive application.

Response 12:  We expect the arbitrage process to work as described in the Trust’s exemptive application.  We believe the Fund will be in high demand because it will offer a way to gain economic exposure to bank loans to market participants that may otherwise be unable or unwilling (due to the costs) to invest directly in bank loans themselves.  While the bank loan market may be more restrictive or expensive for certain market participants to access directly than, for example, the stock market, we believe that because APs will be able to purchase and redeem creation units of the Fund solely for cash, there are no additional barriers to entry for APs to purchase and redeem creation units of the Fund as compared to other exchange-traded funds (“ETFs”), and the arbitrage process will be effective enough to ensure that the Fund will not trade at a high premium or discount to NAV for sustained periods.

Comment 13.        Please confirm that the Fund will comply with the Trust’s exemptive relief, including the terms and conditions regarding transparency of the portfolio.

Response 13: We hereby confirm that the Fund will comply with the Trust’s exemptive relief.

Comment 14.        Please confirm that the Fund will not invest more than 15% of its assets in illiquid securities.

Response 14: We hereby confirm that the Fund will not invest in illiquid securities if, as a result of such investment, more than 15% of the Fund’s net assets would be invested in illiquid securities.

Comment 15.        Please describe the valuation process for the Fund, including the process for calculation of end of day NAV and intraday NAV.

Response 15: The Fund’s administrator and custodian, The Bank of New York Mellon, will employ Markit Loan Pricing Service (“Markit”), an independent third party pricing vendor, to calculate the Fund’s end of day NAV. Markit is one of the largest pricing vendors for bank loans and is used by many of the 20 to 30 mutual funds investing in bank loans that are currently in the market place to price the funds’ daily NAV. Each business day, Markit collects thousands of marks from over 55 loan trading desks globally. All marks received by Markit are reviewed for accuracy prior to being released. Please refer to the attached Markit Loans Pricing Methodology for additional information regarding how pricing checks are conducted by Markit.

The Markit Loans Team also manually audits dealer prices in addition to the checks mentioned above. A manual challenge is initiated when the Markit Loans Team receives information from an investor or a Markit analyst obtains outside information regarding a rumored or actual trade. After receiving this information, the analyst compares all dealer marks submitted on the loan to the new trade or query information. Dealers who submitted prices that deviated from the new trade or query are notified and informed that they may alter their mark with an updated bid/offer. Any updated marks are immediately available online via the Loan Market screen.

Using the marks collected from loan trading desks, Markit calculates a composite bid and ask using the simple average of the marks. In unusual circumstances where there are no reliable marks available to calculate a composite bid for a particular loan, Markit may also produce an implied price based on composite prices of similar loans from the same issuer, or modeled prices based on assumptions about rating, industry and amortization schedule.

Interactive Data Corp. (“IDC”) will provide intraday pricing for the Fund. IDC will employ a calculation methodology that allows it to calculate and disseminate the intraday NAV for the Fund every 15 seconds.  IDC calculates intraday NAV for ETFs for a variety of asset types.  The operational process for calculating an intraday NAV for the Fund will work as follows.  Each morning by 8:00a.m., the Fund’s custodian will supply IDC with the estimated cash and the Underlying Index constituent bank loan values from the previous business day’s end of day NAV. IDC will calculate a starting indicative value based on the information supplied by the Fund’s custodian and identify a starting value for the proxy to be used for the intraday movement. At that point, the calculation will be enabled and the intraday indicative value is recalculated every 15 seconds, adjusted by movements in the proxy.

Comment 16.        Please indicate the extent to which authorized participants (“APs”) can influence the pricing of loans to their advantage and the policies and procedures that the Fund has in place to maintain the integrity of the pricing and valuation process.

Response 16: We believe it is unlikely that APs will be able to influence the pricing of the loans to their advantage. First, the Underlying Index is comprised of the 100 most liquid loans available in the marketplace, and there are between 15 and 17 active trading desks dealing in these loans and eight market makers creating a secondary market for these loans. Second, because the Fund will use a sampling method to achieve its investment objective, the Fund’s portfolio managers generally may cause the Fund to purchase only the most liquid loans in the Underlying Index, while ensuring that the Fund maintains 80% of its assets in loans in the Underlying Index. Third, Markit, the pricing vendor for the Fund’s end of day NAV, is also used by many of the 20-30 mutual funds in the market place that invest in bank loans. In the experience of these mutual funds, we are not aware of any case of one single dealer influencing the price of loans to its advantage.  As discussed above in Response 15, Markit’s and IDC’s pricing procedures are designed to ensure the integrity of the pricing and valuation process.

The Adviser has amended its existing pricing policies and fair valuation procedures to account for investments in bank loans.  The Adviser believes that these policies will adequately maintain the integrity of the pricing and valuation process for the Portfolio.

Finally, the Adviser will monitor trades by APs for patterns of abusive trading, and the Fund reserves the right to reject any orders from APs that the Adviser has determined may be disruptive to the management of or otherwise not in the Fund’s best interests.

*           *           *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Matthew Wolfe at (212) 649-8703.  Thank you.

Kind regards,

/s/ Stuart M. Strauss

Stuart M. Strauss